UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2021
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 16, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. Announces Redemption of USD$250 million 7.00% Senior Unsecured Notes due 2026

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 16, 2021 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or "the Company") announced today that it will redeem all of its outstanding 7.00% senior unsecured notes due 2026 (CUSIP Nos. 460919AA1 and C4801KAA3 and ISIN Nos. US460919AA12 and USC4801KAA37) (the “7.00% Notes”) today June 16, 2021 (the “Redemption Date”). There is currently USD$250 million aggregate principal amount of the 7.00% Notes outstanding. On the Redemption Date, IPG will pay to the registered holders of the 7.00% Notes a redemption price equal to 100% of the principal amount of the 7.00% Notes redeemed plus an applicable premium of USD$14 million and accrued and unpaid interest of USD$3 million. The total consideration IPG expects to pay for redemption of the 7.00% Notes is USD$267 million, which will not impact the Company's calculations of its Adjusted Net Earnings, adjusted earnings per share or adjusted EBITDA non-GAAP metrics.

This press release is for informational purposes only and does not constitute a notice of redemption of the 7.00% Notes. Holders of the Notes should refer to the notice of redemption delivered to the registered holders of the 7.00% Notes by Regions Bank, the trustee, with respect to the 7.00% Notes.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe. For information about the Company, visit www.itape.com.

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the redemption and payment of the redemption price may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. These risks and uncertainties include, but are not limited to, our inability, due to market conditions or other reasons, to complete the redemption with the economic terms described above. IPG can give no assurance that these estimates and expectations will prove to have been correct. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:

Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com